July 22, 2024

Nils Ollquist
Chief Executive Officer
Brookmount Explorations, Inc.
1 East Liberty Suite 500
Reno, NV 89501

        Re: Brookmount Explorations, Inc.
            Amendment No. 2 to Offering Statement on Form 1-A
            Filed July 8, 2024
            File No. 024-12392
Dear Nils Ollquist:

       We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed July 8, 2024 Dilution, page 18

1. We note your revision to the dilution table in response to prior comment 6. Please disclose how you derived your net tangible book value as of February 29, 2024 of
        $31,447,000.
2. Present the "Change in net tangible book value per share attributable to new investors" in parentheses to reflect the negative value.
Part II and III
Description of Property, page 29

3. We note your response to comment 9. Please clearly state which property or properties you consider to be material.
 July 22, 2024
Page 2
4. We note your response to comment 10. Please clarify the units associated with the capacities that you have included in your revised disclosure. For example are capacities presented on a per day basis, per year basis, or other.
5.     Please address the following regarding your processing facilities:
           Clarify the discrepancy with respect to the number of ball mills. We note that page 24 states over 50 ball mills however page 30 states over 80 ball mills. Provide additional detail regarding your tailings facility, including permit
           requirements and any required detoxification or other environmental requirements prior to tailings placement.
           Please describe your off-site refinery and refining process. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

6. You did not respond to comment 13 from our letter dated May 14, 2024. It appears you included comment 12 from our letter dated February 16, 2024 as comment 13 in your July
       5, 2024 response. We re-issue comment 13 from our letter dated May 14, 2024. We note your discussion of the cash flows from operating activities on page 37 for the periods presented merely recites the numbers from the financial statements. Please revise your discussion to address the underlying reasons for the material fluctuations between periods in quantitative and qualitative terms.
1. Summary of Signficant Accounting Policies, page F-5

7. We note your response to prior comment 25. Please tell us the authoritative literature you follow to support your belief that you are not required to submit a US tax return.
4. Funds held by operating partner for reinvestment, page F-12

8.     We note your response to prior comment 27 and the revised disclosure in
Note 4 on page
       F-12. You indicate that the operating agreement was renegotiated and amended in
       September 2023 "such that all the retained cash from unallocated earnings, being held by our operating partner on behalf of BMXI, are reinvested into (1) the expansion of the gold reserve area, (2) recapitalization and expansion of the mining assets and capital equipment and (3) review of workers safety protocols and standards, including additional training, and upgrading of safety equipment." Explain to us how the funds represent assets of the company given they are for use by the operating partner and to be reinvested into the property.
9. Events After the Reporting Period, page F-13

9.     We note your response to prior comment 28 and the revised disclosure in
Note 9 on page
       F-13. In this regard, we note that the outstanding shares at February 28, 2024 are
       87,703,370 and at June 24, 2024 are 105,101,280, for a difference of
17,397,110 shares
       issued during that period. Your revised disclosure only addresses 13,750,000 shares issued on April 3, 2024. Please address the additional 3,647,910 shares issued during this period.
 July 22, 2024
Page 3
General

10. We note your response to prior comment 30, indicating that you have amended Part I,
       Item 6 of the Offering Statement to bring it up to date. However, we could not locate such revisions. Please revise or advise.

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. For questions regarding the engineering comments, please contact John Coleman at 202-551-3610.
Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Joe Laxague